Exhibit 99.6

January 28, 2013

Athens Acquisition LLC

1086 Woodward Avenue

Detroit, Michigan 48226

Attn: Matthew Cullen, President

Re:	Athens Acquisition LLC Proposal to Greektown Superholdings, Inc.

Dear Mr. Cullen:

We write in our capacity as members of the special committee (the “Special Committee”) of the board of directors of Greektown Superholdings, Inc. (“Greektown” or the “Company”) regarding your letter dated January 16, 2013 (the “Athens Letter”), wherein Athens Acquisition LLC (“Athens”) (i) indicated that it had entered into transactions to acquire majority voting control of Greektown and (ii) proposed to acquire the capital stock held by all remaining Greektown stockholders for a purchase price of $81.00 per share (the “Athens Offer”).

As you recognized in your letter, the protection of the Greektown stockholders who are not affiliated with Athens or its affiliates is of paramount importance to the Greektown board. Greektown’s directors have well-defined duties under Delaware law in connection with the receipt of an offer such as Athens’. As is customary for a Delaware corporation in these situations, and to assist the directors in fulfilling their legal duties, the board recently formed a Special Committee of independent directors to conduct a full review of the Athens Offer and Greektown’s strategic alternatives. In order to assist the Special Committee in its independent work, the Special Committee has retained Lazard Freres & Co. LLC to act as its financial advisor and Sullivan & Cromwell LLP to act as its special legal counsel.

Prior to forming a view on and making any recommendations with respect to the Athens Offer, the Special Committee and its advisors must first fully understand the Athens Offer so that they can assess its adequacy relative to Greektown’s value and any other strategic alternatives available to Greektown and its stockholders. To that end, the Special Committee requests that Athens work with the Special Committee and its advisors to provide additional information regarding the Athens Offer and its previously undisclosed transactions to acquire majority voting control of Greektown (as earlier requested in Greektown’s Chairman, George Boyer’s, letter to Athens. dated January 17, 2013). For example, the Company has three different classes of stock and multiple classes of warrants currently outstanding, each with different voting and economic rights, and the Special Committee would like to understand how the Athens Offer of “$81 per share” applies to each class of stock and, if applicable, the warrants. We will want to explore other issues as well.

Athens Acquisition LLC

Once the Special Committee receives and takes the time necessary to digest all of the relevant information, it plans (i) to form a view on the adequacy of the Athens proposal and on any strategic alternatives available to Greektown and its stockholders; (ii) to communicate to you our position; and (iii) to communicate with stockholders concerning our findings and recommendations. In that regard, the Special Committee urges Greektown stockholders not to take any action in relation to the Athens Offer until the Special Committee has had the opportunity to complete its work.

The Special Committee looks forward to engaging with Athens in a substantive discussion of its proposal as soon as possible.

[Signature page follows.]

Athens Acquisition LLC

Sincerely,

/s/ John Bitove
John Bitove, Member of the Special Committee of Greektown Superholdings, Inc.

/s/ Darrell Burks
Darrell Burks, Member of the Special Committee of Greektown Superholdings, Inc.

/s/ Soohyung Kim
Soohyung Kim, Chairman of the Special Committee of Greektown Superholdings, Inc

.

cc:	Albert Garner
(Lazard Freres & Co. LLC)

Keith Pagnani
(Sullivan & Cromwell LLP)